Exhibit 99.3

IDC 5 Speen Street Framingham, MA 01701 (508) 872-8200 www.idc.com

Disclosure Form

IDC hereby grants Seagate Technology Holdings and Seagate Technology HDD Holdings permission to disclose the following statements in their registration statements filed under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended:

“        •   According to IDC, we are the largest manufacturer of rigid disc drives in terms of unit shipments, with a 29.2% market share during the nine months ended September 30, 2002 and a 23.5% market share for calendar year 2001.

•
According to IDC, our share of unit shipments of enterprise drives in the nine months ended September 30, 2002 reached 56.6%, compared to 46.9% for calendar year 2001. In the personal storage sector, our share of unit shipments for the nine months ended September 30, 2002 reached 32.5%, compared to 25.5% for calendar year 2001.

•
The annual total storage capacity and number of units of all rigid disc drives to be shipped between 2002 and 2006 is expected to grow at a compounded annual rate of approximately 62.4% and 13.3%, respectively, according to IDC.

Source: IDC 2002”

It is understood by both IDC, Seagate Technology Holdings and Seagate Technology HDD Holdings that the information described herein will not be sold. It is further understood that IDC will be credited as the source of publication.

/s/ DENNIS PHILBIN	11/6/02
Dennis Philbin Senior Vice-President IDC	Date